EXHIBIT 3.3
XATA CORPORATION
STATEMENT OF CANCELLATION
OF THE
CERTIFICATE OF DESIGNATION OF PREFERENCES
OF SERIES E PREFERRED STOCK
     The undersigned officer of XATA Corporation (the “Company”) hereby certifies that:
     1. The name of the Company is XATA Corporation.
     2. The Company’s Board of Directors has directed that the certificate fixing the rights and preferences of the Company’s Series E Preferred Stock be canceled pursuant to Section 302A.133 of the Minnesota Statutes.
     3. There are currently no shares of Series E Preferred Stock outstanding.
     4. The 1,400,000 shares formerly designated as Series E Preferred Stock shall have the status of authorized but unissued, undesignated stock.
     IN WITNESS WHEREOF, the undersigned has executed this statement of cancellation this 17th day of April, 2009.

XATA Corporation

/s/ Wesley C. Fredenburg
Wesley C. Fredenburg
General Counsel and Secretary